Mail Stop 4561

April 10, 2008

Mr. Nathan Bostock
Executive Director, Finance, Markets and Human Resources
Abbey National plc
Abbey National House
2 Triton Square
Regent's Place, London NW1 3AN, England

> **Re:** **Abbey National plc**
> **Form 20-F for the Fiscal Year Ended December 31, 2006**
> **File No. 001-14928**

Dear Mr. Bostock:

We have reviewed your letter filed on February 15, 2008 and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the period ended December 31, 2006

Consolidated Financial Statements

Accounting Policies

Critical accounting policies and areas of significant management judgment

<u>(b) Valuation of financial instruments, page 84</u>

1.      We note your response to our prior comment 2.  Please consider revising future filings to disclose in more detail your valuation methodologies and valuation assumptions used for each class of financial assets and financial liabilities as addressed by paragraph 27 of IFRS 7.  You should consider disclosing, at a minimum, information included in your parent company's valuation of financial instruments footnote disclosure.

<u>Note 18. Loans and Advances to Customers, page 100</u>

2.      We note your response to our prior comment 3.  Please revise future filings to disclose the information required by paragraph 16 of IFRS 7 for each period for which an income statement is presented as required by Item 7(d) of Rule 9-03 of Regulation S-X.

3.      We note your response to our prior comment 4.  Please consider revising future filings to disclose your accounting policy for loan loss recoveries either here or in your Accounting Policies footnote.  In addition, please consider providing a reconciliation between the provision amount recorded to the allowance for loan losses and the provision amount as shown on the face of the income statement in the line item "impairment losses on loans and advances."  Your revised disclosures could be similar to those of your parent company.

         As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.  Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information.  Please understand that we may have additional comments after reviewing your responses to our comments.

         You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or me at (202) 551-3490 if you have questions regarding our comments.

                                                         Sincerely,


                                                         Donald Walker
                                                         Senior Assistant Chief
                                                         Accountant